Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

December 9, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Purnell

Re:      Golden Falcon Acquisition Corp.

            Registration Statement on Form S-1

            Filed December 1, 2020

            File No. 333-251058

Dear Ms. Purnell:

On behalf of Golden Falcon Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated December 5, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on December 1, 2020. In response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules

Exhibit 4.4, page II-5

1.

We note that section 9.3 of the Form of Warrant Agreement contains an exclusive forum provision. Please revise the prospectus to clearly and prominently describe the provision, and state whether it will apply to the federal securities laws. Your disclosure should describe any risks or other impacts on investors and should address any uncertainty about enforceability. In addition, please revise the warrant agreement to indicate whether the provision will apply to the federal securities laws, or tell us how you will communicate that information to shareholders.

Response: The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of warrant agreement to clarify that the forum provision contained in the

United States Securities and Exchange Commission

Division of Corporation Finance

December 9, 2020

warrant agreement is non-exclusive. As the form of warrant agreement filed as Exhibit 4.4 to Amendment No. 1 does not contain any exclusive jurisdiction provision, the Company does not believe that any additional disclosure, including risk factor disclosure, is appropriate.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 1 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:    Golden Falcon Acquisition Corp.

         Alan I. Annex, Esq.